UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR SEPTEMBER 30, 2015

Hawthorne, NY, November 3, 2015 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three and six months ended September 30, 2015.

Quarter ended September 30, 2015 Highlights - compared to September 30, 2014
●
Net sales of $212.1 million, decreased $38.8 million, or 15.5%.  This net sales decline is principally due to the impact of net charges taken to meet contractual obligations associated with price adjustments and the changing U.S. market dynamics on certain products.  On a pro-forma basis, adjusted for the price protection provision, net sales would have decreased 7.7%

●
Gross profit of $168.8 million decreased $29.3 million; however, as a percentage of net sales, was 79.6% compared to 79.0%.  Excluding the impact of the price adjustment and the impact of the $2.0 million impairment charge, the gross profit decrease would have been $8.0 million, or 4.1%

●	Research and development expenses increased $4.9 million to $18.7 million
●	Selling, marketing, general and administrative expenses increased $2.4 million to $24.0 million
●	Operating income decreased $35.3 million to $125.0 million
●	Net Income was favorably impacted by a $28.7 million increase in foreign exchange (FX) income to $34.9 million, principally the result of the strength of the U.S. vs. Canadian dollar
●	Net income attributable to Taro was $133.3 million compared to $143.4 million, resulting in diluted earnings per share of $3.11 compared to $3.35

Six Months ended September 30, 2015 Highlights - compared to September 30, 2014
●
Net sales of $427.3 million, increased $46.3 million, or 12.1%, despite an 8% volume decline as a result of changing U.S. market dynamics on certain products.  On a pro-forma basis, adjusted for the previously mentioned price protection provision, the net sales increase would have been 18.5%

●
Gross profit increased $57.1 million to $340.6 million and as a percentage of net sales, was 79.7% compared to 74.4%.  Excluding the impact of the aforementioned price adjustment, and the impact of the $2.0 million impairment charge, the gross profit increase would have been $81.4 million, or 28.7%

●	Research and development expenses increased 15.4% to $33.3 million
●	Selling, marketing, general and administrative expenses increased $2.9 million to $46.9 million
●	Operating income increased $44.6 million to $259.4 million
●	FX income increased $29.8 million to $30.7 million
●	Net income attributable to Taro was $237.0 million compared to $189.5 million, a $47.5 million increase, resulting in diluted earnings per share of $5.54 compared to $4.42

Mr. Kal Sundaram, Taro’s CEO stated, “We continue to experience pressure on our business from strong competition and the industry and customer consolidations as evidenced by the decrease in our net sales.  However, our margins remain strong as the result of the cost efficiencies and benefits realized as we actively manage and remain disciplined with our spending.”  Mr. Sundaram, continued, “The recent approval and launch of Keveyis, the first medicine approved by the FDA for the treatment of primary hyperkalemic and hypokalemic periodic paralysis, demonstrates our continuing commitment to R&D.”

- more -

Taro Pharmaceutical Industries Ltd.

Cash Flow and Balance Sheet Highlights
●	Cash provided by operations for the period ended September 30, 2015 was $129.3 million, as compared to $96.2 million at September 30, 2014
●	Cash, including marketable securities of $1.1 billion, increased $142.1 million from March 31, 2015

FDA Approvals and Filings

The Company currently has a thirty-four ANDAs awaiting FDA approval.

The Company recently received approval from the U.S. Food and Drug Administration (“FDA”) for a New Drug Application (“NDA”) Keveyis™ (dichlorphenamide) 50 mg Tablets, the first medicine approved by the FDA for the treatment of primary hyperkalemic and hypokalemic periodic paralysis and related variants.  Periodic paralysis, which is a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis, is estimated to affect approximately 5,000 people in the United States.

Taro Purchases Shares of Zalicus Pharmaceuticals Ltd.

On October 1, 2015, Taro entered into a Share Purchase Agreement with EPIRUS Biopharmaceuticals, Inc. (“EPIRUS”) for all of the shares of Zalicus Pharmaceuticals Ltd., and its product candidate Z944 and certain related assets, a novel, oral, T-type calcium channel modulator in development for the treatment of pain.  As a result of the sale, Taro paid CAD $5.0 million in cash and a non-interest bearing, limited recourse promissory note in the amount of CAD $5.0 million with a maturity date of July 1, 2017.  If Taro elects to repay the Promissory Note in cash and continue development of the Z944 Assets, EPIRUS will also be entitled to additional payments.

Earnings Call (8:00 am EST, November 4, 2015)

As previously announced, the Company will host an earnings call at 8:00 am EST on Wednesday, November 4, 2015, where senior management will discuss the Company’s performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast. Audio conference participants can dial-in on the numbers below:

●   Participant Toll-Free Dial-In Number: +1 (844) 421-0601    ID: 63935727
●   Participant International Dial-In Number: +1 (716) 247-5800   ID: 63935727
●   Web-cast:  More details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  The transcript of the event will be available on the Company’s website at www.taro.com.  An audio playback will be available for twelve (12) days following the call.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2016.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include risks related to commercializing Keveyis, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended				Six Months Ended
	September 30,				September 30,
	2015		2014		2015		2014
Sales, net	$212,058		$250,834		$427,336		$381,064
Cost of sales	41,354		52,745		84,828		97,608
Impairment	1,947		-		1,947		-
Gross profit	168,757		198,089		340,561		283,456

Operating Expenses:
Research and development	18,728		13,828		33,268		28,816
Selling, marketing, general and administrative	24,046		21,684		46,938		44,070
Settlements and loss contingencies	1,000		2,300		1,000		(4,200)
Operating income	124,983		160,277		259,355		214,770

Financial Expenses, net:
Interest and other financial income	(3,401)		(2,054)		(6,670)		(3,622)
Foreign exchange income	(34,858)		(6,131)		(30,658)		(889)
Other income, net	758		1,575		1,110		1,981
Income before income taxes	164,000		170,037		297,793		221,262
Tax expense	30,443		26,110		60,532		31,013
Income from continuing operations	133,557		143,927		237,261		190,249
Net loss from discontinued operations	(70)		(223)		(101)		(347)
Net income	133,487		143,704		237,160		189,902
Net income attributable to non-controlling interest	139		319		176		419
Net income attributable to Taro	$133,348		$143,385		$236,984		$189,483

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$3.11		$3.35		$5.54		$4.43
Diluted	$3.11		$3.35		$5.54		$4.43

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00	) *	$(0.00	) *	$(0.00	) *	$(0.01)
Diluted	$(0.00	) *	$(0.00	) *	$(0.00	) *	$(0.01)

Net income per ordinary share attributable to Taro:
Basic	$3.11		$3.35		$5.54		$4.42
Diluted	$3.11		$3.35		$5.54		$4.42

Weighted-average number of shares used to compute net income per share:
Basic	42,833,533		42,833,299		42,833,533		42,832,976
Diluted	42,833,533		42,833,493		42,833,533		42,833,411

* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	March 31,
	2015	2015
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$487,695	$481,641
Short-term bank deposits	571,147	434,899
Restricted short-term bank deposits	-	199
Marketable securities	3,482	3,458
Accounts receivable and other:
Trade, net	247,278	222,427
Other receivables and prepaid expenses	271,900	250,911
Inventories	125,856	120,272
Long-term assets held for sale, net	1,066	-
TOTAL CURRENT ASSETS	1,708,424	1,513,807
Long-term receivables and other assets	21,296	46,330
Property, plant and equipment, net	151,053	153,045
Other assets	20,718	24,563
TOTAL ASSETS	$1,901,491	$1,737,745

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$940	$912
Trade payables and other current liabilities	275,030	309,093
TOTAL CURRENT LIABILITIES	275,970	310,005
Long-term debt, net of current maturities	4,499	4,976
Deferred taxes and other long-term liabilities	5,150	5,381
TOTAL LIABILITIES	285,619	320,362

Taro shareholders' equity	1,610,032	1,411,720
Non-controlling interest	5,840	5,663
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,901,491	$1,737,745

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six Months Ended September 30,
	2015	2014
	(unaudited)	(unaudited)
Operating Activities:
Net income	$237,160	$189,902
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,783	7,986
Loss (gain) on sale of long-lived assets and marketable securities, net	68	(118)
Impairment for long-lived assets	1,947	-
Increase in long-term debt due to currency fluctuations	-	(523)
Increase in trade receivables, net	(25,414)	(40,092)
Change in derivative instruments, net	(5,673)	2,057
Increase in other receivables, prepaid expenses and other assets	(20,951)	(31,641)
Increase in inventories, net	(7,472)	(8,613)
Effect of change in exchange rate on bank and inter-company balances	(29,579)	(1,524)
Decrease in trade and other payables and liabilities	(28,545)	(21,278)
Net cash provided by operating activities	129,324	96,156

Investing Activities:
Purchase of plant, property & equipment	(6,730)	(10,520)
(Investment in) proceeds from other intangible assets	(123)	57
Investment in other assets	-	(31,050)
Investment in long-term security deposits and other assets	(5,000)	-
Investment in short-term bank deposits	(108,551)	(3,479)
Proceeds from restricted bank deposits	199	13
(Investment in) proceeds from the sale of marketable securities	(66)	41
Net cash used in investing activities	(120,271)	(44,938)

Financing Activities:
Proceeds from issuance of shares, net	-	26
Repayment of long-term debt	(449)	(422)
Net cash used in financing activities	(449)	(396)

Effect of exchange rate changes	(2,550)	(2,174)
Net decrease in cash	6,054	48,648
Cash at beginning of period	481,641	209,967
Cash at end of period	$487,695	$258,615

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 4, 2015

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
	Name:	Subramanian Kalyanasundaram
	Title:	Chief Executive Officer and Director